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Toby D. Merchant
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Via EDGAR

September 4, 2014

Mr. Mark P. Shuman
Branch Chief – Legal
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:     Kimball Electronics, Inc.
Amendment No. 2 to Form 10
Filed July 28, 2014
File No. 001-36454

Dear Mr. Shuman:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated August 12, 2014 (the “Comment Letter”), regarding the review of Amendment No. 2 to Form 10 filed by Kimball Electronics, Inc. (the “Company” or “Kimball Electronics”) on July 28, 2014.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (the “Registration Statement”) are being transmitted electronically via the Edgar system today for filing under the Securities Exchange Act of 1934. In addition to the Edgar transmission, we are sending via overnight delivery a copy of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement filed on July 28, 2014. Amendment No. 3 includes revisions made in response to the comments in the Comment Letter as well as being updated for the fiscal year ended June 30, 2014. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

The numbered paragraphs and headings on the following pages correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement or the Information Statement attached as Exhibit 99.1 thereto, as applicable.

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Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Information Statement, Exhibit 99.1
General

1.
We note that your new disclosure on page 44 in response to prior comment 5 generally addresses your customer contracts and does not specifically address the terms of the contract with Johnson Controls, which accounted for 17% of your total revenues in fiscal years 2013 and 2012, nor with Phillips, which accounted for 14% of your total revenues in fiscal years 2013 and 2012. It is unclear whether that agreements with these principal customers are for definite terms or cancellable by the customers at any time. Please revise to provide the details of the material terms of the agreements with your significant customers. Further, provide a meaningful analysis of the basis for the conclusion that the company is not substantially dependent on the agreement with the principal customers such that the contracts need to be filed pursuant to Item 601(b)(10) of Regulation S-K. Finally, add a risk factor that the agreements are cancelable at any time and your ability to continue the relationships with any of your customers is uncertain.

Kimball Electronics’ Response:

In response to the Staff’s comment, the Company has revised its existing disclosure of risk factors on page 13 of the Information Statement to emphasize that its ability to continue the relationships with customers is uncertain.

The Company respectfully submits that it has already disclosed all the material terms of the agreements with its significant customers in the Information Statement. Such agreements are typically a framework agreement containing general legal terms, such as placement of purchase orders, payment methods, product warranty and indemnifications. Such framework agreements may (such as our agreement with Johnson Controls), or may not (such as our agreement with Philips), provide for a definite term, but the customers typically do not have an obligation to purchase a minimum quantity of products or services as individual purchase orders or other product or project specific documentation are typically entered into from time to time. We believe the detailed general provisions in such framework agreements with the Company’s customers, except for those already disclosed in the Information Statement, and the purchase order details, are not material to investors.

The Company has further reviewed and considered Item 601(b)(10) of Regulation S-K and respectfully submits that neither its agreement with Johnson Controls nor its agreement with Philips is required to be filed as an exhibit to the Registration Statement because neither agreement constitutes a material agreement within the meaning of Item 601(b) (10) of Regulation S-K, and the Company is not “substantially dependent” on it. Both agreements were made in the ordinary course of the Company’s business and are of the type “such as ordinarily accompanies the kind of business conducted by” the Company in its business of providing engineering, manufacturing, and supply chain services in the automotive, medical, industrial and public safety end markets.

The services provided by the Company to Johnson Controls and Philips pursuant to the agreements are ordinary course services performed by the Company and are the same types of services the Company performs for its other customers. Further, we respectfully submit that neither of the Company’s agreements with Johnson Controls and Philips falls into the categories set forth in subparagraphs (a) through (d) of Item 601(b)(10)(ii), which would require its filing as an exhibit despite the fact that it was made in the ordinary course of the Company’s business. More specifically, the Company is not “substantially dependent” upon either of these agreements (Item 601(b)(10)(ii)(B)), and neither Johnson Controls nor Philips generates the revenue of the “major part” of the Company’s products. While Johnson Controls is the largest single customer of the Company, Johnson Controls accounted for only 13%, 17% and 17% of the net sales for fiscal years ended 2014, 2013 and 2012, respectively. The majority of the Company’s net sales (approximately 87%) did not come from Johnson Controls. Such analysis also applies to Philips in a similar way. Accordingly, each of the Company’s agreements with Johnson Controls and Philips, as an ordinary course agreement, is not an agreement required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. We believe this view is supported by the market practice of our competitors such as Benchmark Electronics, Inc., Jabil Circuit, Inc. and Plexus Corp., which have not filed copies of their agreements with significant customers that accounted for up to 17%, 19% and 17% of their respective revenues or net sales as disclosed in their Form 10-Ks for the years ended December 31, 2013, August 31, 2013 and September 28, 2013, respectively.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Notes to Combined Financial Statements
Note 1 Summary of Significant Accounting Policies
Segment Information, page F-8

2.	We note your response to prior comment 8. Please respond to the following:

•	Explain the differences in the degree of risk between your operating segments and how those risks could impact segment gross margin;

•
Describe how your risk mitigation strategies have historically neutralized the various levels of risk you discussed in your response to a level that results in economic similarity, and why you believe they will continue to do so;

•
Explain how you have considered the cost of implementing risk mitigation strategies in deciding how and whether to use them; to the extent you modify those strategies to manage cost, explain how that impacts your aggregation assessment; and

•
Describe the specific risks associated with your investment in each geographic region for inventory and long-lived assets. As part of your response, describe any differences in the availability and sufficiency of casualty and business interruption insurance coverage in each geographic region. In this regard, we note from disclosure on page 18 that you maintain insurance to help protect you from costs relating to natural disasters and other catastrophic events, however claims under such coverage may not be sufficient or paid in a timely manner.

Kimball Electronics’ Response:
The Company has evaluated the economic characteristics of each of our business units and concluded that they have similar economic characteristics, including long-term average gross margins, as well as competitive, operating and financial risks. The Company acknowledges a variation in the degree of certain underlying risks related to the Company’s business units, however on an overall basis we believe our risks across our operating segments including competitive, operating and financial risks, are similar. For instance, the social and political unrest and violence in developing countries such as Thailand and Mexico have been more unstable and visible than in China. Further, the events in Russia and Ukraine may result in political instability in Eastern Europe. This could impact the Company’s Poland operation which currently operates in a more politically and socially stable environment. While the degree of risk may vary among these regions, management does not believe the social and political risks are significantly different. The Company monitors the social and political issues in each of the regions in which it operates and establishes plans for protecting the safety of its employees and visitors in these locations. These country-specific risks historically have not had a significant impact on the Company's operations in the areas where its manufacturing facilities are located or on its profit margins. Apart from the risk of local currency fluctuations and conditions on the homeland labor markets, the Company's businesses also are not largely affected by general economic conditions in the Polish, Mexican or Thai economy. Our main customers and suppliers for these locations are primarily located outside of those countries. For example, in fiscal year 2014 at the Company’s Poland operation, more than 95% of its sales were to customers located outside of Poland including approximately 30% to Germany, 14% to Slovakia and 12% to the United States. Approximately 90% of the Company’s Poland operation purchases were from suppliers located outside of Poland including 28% from Germany and 24% from the United States. The assessment of risk for these locations should be more attributed to global macroeconomic and industry trends instead of country-specific trends.

The Company’s risk mitigation strategies related to the availability and cost of components as well as its centralized quoting/pricing process have historically mitigated the levels of risk among the Company’s business units contributing to their long-term economic similarity. Procurement of components is centrally managed through a Global Procurement Manager securing sources from around the world to ensure sufficient availability of components and uniform global pricing while leveraging the purchase volume of the entire organization. This procurement strategy mitigates the risk of variability in availability and pricing by region that may be driven by local or regional events. Customer pricing for all products the Company produces is managed and approved centrally. Pricing is product/project based for each customer with the expectation to achieve a similar targeted profit margin regardless of which business unit the customer is requesting to produce its products. This centrally managed pricing model driving toward a similar profit margin also contributes to the economic similarity among the business

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

units. The Company believes these processes to be best practices and are effective in mitigating associated risks which contribute to the economic similarity among business units and management believes they will continue to be effective.

The decision to implement risk mitigation strategies does take into consideration the cost of implementation as well as the ongoing cost to maintain the strategy along with other considerations such as the effectiveness of the strategy to mitigate the risk in relation to its cost, the availability of other effective mitigation strategies, the impact a strategy may have on operations, and any potential impact to customers, suppliers, employees, or the community. When assessing aggregation criteria according to ASC 280 the Company analyzes long-term profit margins in determining if the business units have similar economic characteristics. The implementation cost of a risk mitigation strategy would not be expected to impact the Company’s aggregation assessment unless the cost was targeted to one specific region and significantly impacted the long-term profit margins of that region. Risk mitigation strategies that are implemented on a global basis that might impact long-term profit margins would not be expected to impact the business unit margins dissimilarly.

Significant risks associated with the Company’s investment in inventory include obsolescence as a result of technological advances, excess inventory from delays in product launches or optimistic customer forecasts and natural disasters or other catastrophic events such as a fire or terrorist attack. Long-lived assets and inventory both face similar risks related to natural disasters and other catastrophic events while certain machinery and equipment are also susceptible to technological advances as well as improved manufacturing techniques. Computer systems could be disrupted by cybersecurity activity, natural disasters or other events that could adversely affect the ability to receive and process customer orders, manufacture products, and ship products on a timely basis. The Company has one integrated enterprise resource planning system that is utilized by all their business units and a disruption would similarly impact each unit. While the type of natural disasters typically seen in these regions may differ, no region is immune to natural disasters and the other significant risks associated with inventory and long-lived assets are similar among all of the business units. The Company’s inventory, properties, and machinery and equipment are covered through property casualty and business interruption insurance. Casualty and business interruption insurance policies are managed centrally and secured through one global insurance carrier with coverage readily available in the various regions in which the Company operates. The same methodology is used for all locations in determining the desired insurance coverage limits. Coverage limits that management believes are sufficient are determined annually during the renewal process for each location. However, during any given year inventories and machinery and equipment could increase above the coverage limits as a result of increased volume from new product wins, transfer of work from one business unit to another and additional equipment purchases associated with new projects or to increase capacity. The Company has not experienced any claims above the insurance coverage limits for inventory or property and equipment and therefore this has not had an impact on margins.

In summary, the Company has evaluated the various risks within each manufacturing location and believes those risks overall are not significantly different among manufacturing locations. While the Company acknowledges some variation in the degree of certain underlying risks among its business units, it believes the risks overall are not dissimilar among the units. The Company has not seen a significant impact on the business or their long-term margins related to these risks, which is an indication the risks are not dissimilar. The Company believes that aggregation into one reportable segment is consistent with the way its business model is set up with centralized global supply chain and business development processes and similar target margins among its manufacturing locations.

In an effort to enhance disclosure of its business model, the Company has revised its disclosure on pages 41, 43 and F-8.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

3.
With regard to labor, you indicate that when comparing labor statistics, each business unit experiences similar characteristics in all the locations in regards to availability of employee talent and retention challenges. However, please explain how the cost of labor varies among the different geographic regions in which you operate and how that affects your evaluation of economic similarity. Quantify, by operating segment, the average labor cost or an hourly or annual basis.

Kimball Electronics’ Response:
Questions #3 and #4 are similar from the perspective that low cost geographies as addressed in Question #4 result from lower labor costs in those regions. Therefore, the Company has combined the response to these two questions below under Question #4.

4.
You have previously indicated in your response letter dated June 20, 2014 that customer programs may be launched in or moved to an operating segment in a low-cost geographic region at the request of the customer. Please identify the segments operating in such regions and what factors contribute to the regions being low-cost. It appears based on your responses that customers may view the regions in which your segments operate to be substantially different; explain how you considered this in evaluating the aggregation criteria.

Kimball Electronics’ Response:
Operating segments identified as lower cost than the U.S. include our business units located in Thailand, China, Poland and Mexico. Factors contributing to lower cost include direct labor, lower costs of services such as legal and accounting support, lower benefits costs, and lower back office support costs. With regard to labor, we acknowledge that labor rates do vary by region, and likewise the customers note the varying rates in pricing negotiations. However, as explained below, this still results in similar gross margins since selling price is also lower in these regions. It is important to understand that while costs are lower, selling price to our customers is also lower, which is the advantage our customers seek when suggesting a move to a lower cost geography. Our customers expect the same level of service and performance regardless of region. Customer pricing is established centrally on a “cost plus” basis, with similar targeted margins across all regions. Our low cost business units provide a similar level of service at a lower price, resulting in similar targeted margins across all regions. In our consideration of these factors in evaluating the aggregation criteria, we concluded that despite the difference in cost, all of our business units have similar economic characteristics because our long-term average gross margin are similar across the regions. This, along with the similarities in products and services, similarities in the nature of production processes, similarities in customers, similarities in methods used to distribute products, and the fact that all of our business units operate in the EMS industry, supports the aggregation of all of our business units into one reporting segment under ASC 280.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the
Company will supplementally furnish the average labor cost in accordance with the requirements of 17 C.F.R. §200.83 and Rules 101(c)(1)(i) and (2) of Regulation ST. The Company hereby requests that such information be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental material is not being filed with nor deemed part of the Registration Statement or any amendment thereto.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

5.
Please tell us what consideration was given to disclosing revenue by major markets or industries that you serve. In this regard, we note that in MD&A you discuss revenue increases in each of the automotive, medical, industrial, and public safety industries however you have not quantified such revenues here or elsewhere in the filing. Refer to ASC 280-10-50-38.

Kimball Electronics’ Response:

ASC 280-10-50-38 and related paragraphs require disclosure of entity-wide revenues for each product and service or each group of similar products and services. We respectively advise that the Company produces electronic assemblies which are substantially similar across the various industries that it serves, and therefore a disclosure of revenues under this rule would not be required. We do agree, however, that it might be beneficial to disclose the Company's net sales by industry in the MD&A. Therefore, in response to the Staff’s comment, the Company has revised its disclosure on pages 49 and 51 of the Information Statement to insert tables which disclose sales by industry along with percentage changes by industry for each fiscal year.

Exhibits

6.
We note your response to prior comment 12 but it is unclear why you believe that material details of the actual employment agreements with its named executive officers will not differ from the form of the employment agreement to be filed. It appears that there will be some material differences, including but not limited to, the salaries and the terms of the contracts. Please confirm that you will file a schedule setting forth the material details of each of the agreements pursuant to Instruction 2 to Item 601 of Regulation S-K.

Kimball Electronics’ Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the terms of the employment agreements with the Company’s named executive officers are virtually identical, with the only differences between the agreements being the name of the executive and the date. In addition, while the Company refers to the agreements as “employment agreements”, they do not include many of the terms that would typically be contained in an employment agreement, such as salaries, positions or a specific term of the agreement. Instead, the Company’s employment agreements provide for terms that would typically be found in a change in control agreement or severance agreement, which terms are described in detail on pages 74 and 75 of the Information Statement. The Company has filed as an exhibit to the Information Statement the form of employment agreement for its named executive officers. The Company hereby confirms that, to the extent the material details of the employment agreements differ, it will either file a schedule setting forth the material details of each of the agreements or file as an exhibit a copy of each such employment agreement.
* * * *

Sincerely,

SQUIRE PATTON BOGGS (US) LLP

By:	/s/ TOBY D. MERCHANT
Name:	Toby D. Merchant

Copy:        Stephen C. Mahon, Squire Patton Boggs (US) LLP
Donald D. Charron, Kimball Electronics, Inc.
John H. Kahle, Kimball Electronics, Inc.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please call me at 812-482-8597.

Sincerely,

KIMBALL ELECTRONICS, INC.

By:	/s/ DONALD D. CHARRON
Name:	Donald D. Charron
Title:	Chief Executive Officer, Kimball Electronics, Inc.